                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 -------------


                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER    1-14130
                       ------------

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: SID TOOL SAVINGS PLAN

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: MSC INDUSTRIAL DIRECT CO., INC., 75 MAXESS ROAD, MELVILLE, NEW YORK 11747

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506







                             SID TOOL SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

          DECEMBER 31, 2001 AND 2000 AND YEAR ENDED DECEMBER 31, 2001

                      WITH REPORT OF INDEPENDENT AUDITORS

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506





                             SID TOOL SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2001 AND 2000 AND YEAR ENDED DECEMBER 31, 2001




                                                                      Page(s)
                                                                      -------

Report of Independent Auditors                                           1

Report of Independent Public Accountants                                 2

Financial Statements
    Statements of Net Assets Available for Benefits as of
    December 31, 2001 and 2000                                           3

    Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2001                                 4

Notes to Financial Statements                                            5

Supplemental Schedule

    Form 5500, Schedule H Line 4i- Schedule of Assets Held
    At End of Year as of December 31, 2001                              14





All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations issued by the Department of Labor.

                         REPORT OF INDEPENDENT AUDITORS



To the Plan Administrator and Trustee of the Sid Tool Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Sid Tool Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Sid Tool Savings Plan as of December 31, 2000, were audited by other auditors whose report dated May 29, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                      /s/ Ernst & Young LLP


Melville, New York
June 18, 2002

The following report is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

The Statement of Net Assets Available For Benefits of the Plan as of December 31, 1999 and the Statement of Changes in Net Assets Available For Benefits of the Plan for the year ended December 31, 2000 are not included in the filing herein.





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator and Trustee of the Sid Tool Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sid Tool Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans in default are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Arthur Andersen LLP

Melville, New York
May 29, 2001

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506




                             SID TOOL SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             December 31,
                                                         2001            2000
                                                      ---------       ----------

ASSETS
Investments with custodian, at fair value              $38,856,797   $34,618,397

Receivables:
    Employer contribution, net of forfeitures               54,630        72,265
    Participant contributions                              198,800       340,870
    Participant loans                                    1,961,287     1,826,405

    Accrued income                                          14,253        12,283
                                                       -----------   -----------

Total receivables                                        2,228,970     2,251,823
                                                       -----------   -----------

Net assets available for benefits                      $41,085,767   $36,870,220
                                                       ===========   ===========



See accompanying notes.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506



                             SID TOOL SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2001



Additions to net assets attributed to
   Investment income (loss)
   Net depreciation in fair value of investments                   $ (4,653,666)
     Dividend and interest income                                     1,118,504
                                                                   ------------
                                                                     (3,535,162)

   Contributions
     Participant                                                      5,778,159
     Employer, net of forfeitures                                     1,428,804
                                                                   ------------
                                                                      7,206,963
                                                                   ------------

Total additions                                                       3,671,801

Deductions from net assets attributed to
   Benefits paid to participants                                      2,254,573
   Withdrawals, administration fees and other                           243,215
                                                                   ------------

Total deductions                                                      2,497,788

Transfers
   Transfer of plan assets (Note 1)                                   3,033,973
   Participant rollovers                                                  7,561
                                                                   ------------

Total transfers                                                       3,041,534
                                                                   ------------

Net increase                                                          4,215,547

Net assets available for benefits
   Beginning of year                                                 36,870,220
                                                                   ------------

   End of year                                                     $ 41,085,767
                                                                   ============



See accompanying notes.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506

                             SID TOOL SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001



1.   DESCRIPTION OF PLAN

The following description of the Sid Tool Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan agreement.


General

Effective January 1, 1989, Sid Tool Co., Inc., a wholly owned subsidiary of MSC Industrial Direct Co. Inc., (the "Company") adopted the Sid Tool Co., Inc. Employee 401(k) Savings Plan (the "401(k) Plan") for the benefit of its employees ("associates"). Effective September 1993, the 401(k) Plan and the Sid Tool Co., Inc. Profit Sharing Plan merged into the Plan. The Plan is a continuation of the 401(k) Plan. Upon completion of the merger, all assets of both plans were contributed to the Plan. The Plan is a defined contribution plan covering all associates who meet certain age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On November 3, 2000, the Plan was amended to merge the Industrial Specialty Co., Inc. 401(k) Profit Sharing Plan of Industrial Specialty Co., Inc. ("Industrial Specialty") and the Corbin Corporation Profit Sharing and Savings Plan of Corbin Corporation ("Corbin"), with the Plan effective January 1, 2001. Industrial Specialty and Corbin are subsidiaries of the Company. The net assets available for benefits of the two benefit plans merged into the Plan as of January 1, 2001 were approximately $3,034,000.

Merrill Lynch Trust Company of New York and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively "Merrill Lynch" or "ML") are the investment manager, trustee/custodian and recordkeeper of the Plan, respectively. Merrill Lynch exercises responsibility over the administration, recordkeeping, investment management and custody of Plan assets.


Eligibility

An associate is eligible for participation in the Plan on the first day of the month after completing one full calendar month of service, and must be eighteen years of age.


Contributions and Vesting

Participants may elect to contribute up to 15% of their pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualifying plans. Participants are immediately vested in their contributions plus actual earnings thereon. The maximum annual contribution a participant could make into the Plan was $10,500 during 2001 and 2000, as established by the Internal Revenue Code (the "Code").

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.   DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS AND VESTING (CONTINUED)

The Company may make a discretionary matching contribution based on the participant's contributions, limited to 4% of compensation. The Company may also make a discretionary non-matching contribution to participants to be allocated in the same ratio as each participant's compensation bears to the total of such compensation of all eligible participants, at the option of the Company's Board of Directors. Participants must have completed 1,000 hours of service and be employed on the last day of the Plan year to be eligible to share in the allocation of non-matching employer contributions. Participants vest in Company contributions as follows:


Completed Years of Service    Vested Percentage
--------------------------    -----------------
Less than 2                   0%
2 but less than 3             20%
3 but less than 4             40%
4 but less than 5             60%
5 but less than 6             80%
6 or more                     100%


In 2001, the Company's discretionary matching contributions were $1,457,754 including the application of forfeitures of approximately $28,950. There were no discretionary non-matching contributions in 2001.


Participant Accounts

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.


Forfeitures

Forfeited balances of terminated participants' non-vested employer contributions are used to reduce future employer discretionary matching contributions. Forfeitures accumulated during 2001 were $114,483, with a forfeiture balance of $288,198 as of December 31, 2001.


Participant Loans

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is 50% of a participants' total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent, as of the beginning of each month at which the loan is made. Interest rates on outstanding loans as of December 31, 2001 ranged from 6.0% to 10.5%. Interest paid by a participant on an outstanding loan is paid directly into the participant's account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant's principal residence. A participant can only have two loans outstanding from the Plan at any given time.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.   DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.


Plan Expenses

Expenses for recordkeeping, investment and other costs are paid by the Plan. Accounting fees are paid by the Company.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by Merrill Lynch, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.


Investments

The Plan's investments are stated at fair value, which equals the quoted market prices on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3.   INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                        December 31,
                                                 ---------------------------
                                                     2001            2000
                                                 ----------       ----------

ML Equity Index Trust Class A                    $5,312,717       $5,375,204
ML Retirement Preservation Trust                  6,625,904        5,174,874
ML Fundamental Growth Fund Class A                3,807,471                -
Federated Bond Fund Class A                       3,273,726        2,405,771
Oppenheimer Global Fund                           3,446,414        3,632,157
ML Growth Fund Class A                                    -        4,627,576
MFS Mass. Investors Trust Class A                 2,370,797        1,860,046
ML Balanced Capital Fund Class A                  2,524,778        2,142,821


4.   INVESTMENT OPTIONS

Participants may allocate their contributions into the Plan among the following 29 options in 2001 (including a number of "ML" options):

1) MSC Industrial Direct Inc. Class A Common Stock - The Plan Trustee will be permitted to acquire, with amounts directed by participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock ("Common Stock") directly from the Company.

     The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company. The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as they determine in their sole discretion.

     If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist. During the suspension period, the Plan Trustee will hold all of the contributions directed to be invested in the fund in the ML Retirement Preservation Trust.

     The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future. The fair market value of the shares of Common Stock will be equal to the closing price of the Common Stock as reported on the principal national securities exchange on which such shares are traded on the date of valuation.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4.   INVESTMENT OPTIONS (CONTINUED)


2) ML Goal Manager Model Portfolios - Model Portfolios are composed of investment options, with each model consisting of a different mix and, therefore, a different risk and potential return profile. There are five Goal Manager Model Portfolios available and these models utilize the funds earmarked below in varying degrees.

3) ML Equity Index Trust Class A - Seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index. Typically, most of the assets will be comprised of all, or nearly all, 500 stocks in the index in weightings closely aligned with those of the index. This fund is also included in the Goal Manager Model Portfolios option.

4) ML Retirement Preservation Trust - Seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds. The trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and government-agency securities. The trust also invests in high-quality money market securities. Participants purchase units that the trust seeks to maintain at $1.00 per unit, although this cannot be assured. This fund is also included in the Goal Manager Model Portfolios option.

5) MFS Emerging Growth Fund Class A - Seeks long-term growth of capital. The fund invests primarily in small and medium-sized companies with growth rates expected to be well above the growth rate of the overall economy and the rate of inflation. Typically these companies are early in their life cycles and have the potential to become major enterprises. The fund may also invest in companies based on special factors such as new management, new products or changes in consumer demand.

6) Davis Ser Inc. Real Estate Fund Class A - Seeks growth and income. The fund normally invests at least 65% of its assets in securities of companies that are principally engaged in the real-estate industry, that own significant real-estate assets, that primarily invest in real-estate assets, or that primarily invest the balance of assets in securities or other types of companies. The fund may also invest in securities of foreign issuers.

7) ML Latin America Fund Class A - Seeks long-term capital appreciation through investments in Latin American equity and debt securities. The fund's objective reflects the belief that investment opportunities may result in Latin America from an evolving longer-term international trend encouraging greater market orientation and diminishing governmental intervention in economic affairs. It is expected that, under normal conditions, at least 65% of the fund's total assets will be invested in Latin American securities. The fund may attempt to hedge against market and currency risk through the use of options, futures, options on futures and forward currency transactions.

8) ML Fundamental Growth Fund Class A - Seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by medium and large capitalization companies. These companies have above-average growth in sales, profit margin improvement, niche products and services, and are leading market shares. On December 17, 2001 this fund replaced the ML Growth Fund Class A and all balances were transferred.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4.   INVESTMENT OPTIONS (CONTINUED)


9) Federated Bond Fund Class A - Seeks income consistent with preservation of capital. The fund normally invests at least 65% of its assets in investment-grade corporate bonds, U.S. government securities, preferred stock, convertibles and cash. It may invest up to 35% of assets in debt rated as low as B; it may invest up to 25% in debt securities of foreign governments. This fund is also included in the Goal Manager Model Portfolios option.

10) ML S&P 500 Index Fund Class A - Seeks to match the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") as closely as possible before the deduction of fund expenses. The fund invests in the common stocks represented in the S&P 500 in roughly the same proportions as their weightings in the S&P 500. The fund may also invest in derivative instruments linked to the S&P 500. At times the fund may not invest in all of the common stocks in the S&P 500, nor, in the same weightings as the S&P 500. At those times, the fund chooses instruments so that the market capitalization, industry weighting and other fundamental characteristics of the stocks and derivative instruments chosen are similar to the S&P as a whole. The fund may also engage in securities lending.

11) PIMCO Total Return Fund Class A - Seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years.

12) PIMCO Long Term U.S. Government - Seeks total return consistent with preservation of capital and prudent investment management. This fund invests primarily in U.S. government securities, maintaining a minimum portfolio duration of eight years. It may also invest in corporate bonds, mortgage and asset-backed securities, variable-rate securities, futures and options contracts, and cash equivalents.

13) Lord Abbett Affiliated Fund - Seeks long-term growth of capital and income, consistent with low volatility. The fund normally invests in equities of large, seasoned companies. The advisor may sell stocks it believes to be overpriced relative to risks assumed. The fund may write covered call options with respect to more than 10% of its assets. It may also invest up to 10% of its assets in foreign securities.

14) AIM International Equity Fund Class A - Seeks long-term growth of capital by investing in a diversified portfolio of international equity securities. The fund will invest at least 70% of its total assets in marketable equity securities. It may also invest up to 20% of its total assets in securities that are convertible into equity securities of foreign companies which are listed on a recognized foreign securities exchange or traded on a foreign over-the-counter market. The fund's assets will be invested in the securities of foreign companies located in at least four countries outside the United States. It will emphasize investment in foreign companies in the developed countries of Western Europe and the Pacific Basin and may also invest to a limited extent in the securities of companies located in developing countries in various regions of the world. This fund is also included in the Goal Manager Model Portfolios option.

15) Alliance Corporate Bond Fund Class A - Seeks income; capital appreciation is secondary. The fund normally invests at least 65% of its assets in investment-grade debt securities. It may hold corporate bonds, convertibles, U.S. government obligations and dollar-denominated foreign debt.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4.   INVESTMENT OPTIONS (CONTINUED)


16) Van Kampen Emerging Growth Fund Class A - Seeks capital appreciation. This fund normally invests at least 65% of its assets in common stocks of emerging-growth companies, and may invest up to 20% of its total assets in securities of foreign issuers. This Fund may also invest in certain derivative instruments such as options, futures, and options on futures, which may subject the fund to additional risks. This fund is also included in the Goal Manager Model Portfolios option.

17) Seligman Communication and Information Fund Class A - Seeks capital appreciation. The fund normally invests at least 80% of its assets in common stocks issued by companies that operate in the communication, information and related industries. It invests in large, established media corporations, as well as in smaller companies with rapidly changing technologies and expansion characteristics. The fund may invest up to 10% of its assets in foreign securities; this restriction does not apply to depository receipts.

18) Oppenheimer Global Fund - Seeks capital appreciation. The fund invests primarily in common stocks and convertible securities issued by U.S. and foreign companies. It ordinarily maintains investments in at least three countries. The fund may invest in securities of companies in cyclical industries and special situations.

19) Alliance Quasar Fund Class A - Seeks growth of capital. The fund follows aggressive investment policies and invests primarily in equity securities. It may invest in new or established, listed or unlisted, and foreign or domestic securities. The fund may engage in short sales and other derivatives transactions. This fund is also included in the Goal Manager Model Portfolios option.

20) ML Eurofund Class A - Seeks capital appreciation through investment primarily in equities of corporations domiciled in Europe. The fund expects that, under normal market conditions, at least 80% of the fund's net assets will be invested in European corporate securities, primarily in common stocks, debt and preferred securities convertible into common stocks. Investments in foreign securities involve special risks, including foreign currency risk and the possibility of substantial volatility due to adverse political, economic or other developments.

21) ML Global Allocation Fund Class A - Seeks high total investment return consistent with prudent risk. The fund has a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time, both with respect to types of securities and markets, in response to changing market and economic trends. This investment approach provides the fund with the opportunity to benefit from anticipated shifts in the relative performance of different types of securities and different capital markets. The fund may invest up to 35% of its total assets in non-investment-grade debt securities (high-yield or "junk" bonds.)

22) ML Developing Capital Markets Fund Class A - Seeks long-term capital appreciation by investing in securities, primarily equities, of issuers in countries having smaller capital markets. It is currently expected that, under normal conditions, at least 65% of the fund's net assets will be invested in equity securities. The fund may employ a variety of investments and techniques to hedge against market and currency risk, including options, futures, options on futures and forward currency transactions.

23) AIM Equity Constellation Fund - Seeks capital appreciation. To work toward this goal, the fund invests in small-to-medium-sized emerging growth companies. Fund management will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings. The market prices of many of the securities purchased and held by the fund may fluctuate widely.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4.   INVESTMENT OPTIONS (CONTINUED)


24) MFS Mass. Investors Trust Class A - Seeks current income and long-term growth of capital and income. The fund invests primarily in common stocks and convertibles. It may invest up to 35% of its assets in foreign securities; this limit does not apply to American Depository Receipts. The fund may invest a portion of the assets in debt securities and cash equivalents. It may invest up to 15% of its assets in liquid securities. This fund is also included in the Goal Manager Model Portfolios option.

25) MFS Research Fund - Seeks long-term growth of capital and future income. The fund primarily invests in common stocks and convertible securities. It may also invest in fixed-income securities; it may not invest more than 10% of assets in securities rated below investment-grade. The fund may invest up to 20% of its assets directly in foreign securities; it may also invest in American Depository Receipts.

26) ML Balanced Capital Fund Class A - Seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that permits management of the fund to vary investment in equity, debt and convertible securities based on its evaluation of changes in economic and market trends. The fund invests in high-quality stocks, corporate bonds and cash equivalents, and may invest up to 25% of its assets in foreign securities.

27) ML Corporate Bond High Income Portfolio Fund Class A - Seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management. As a secondary objective the fund seeks capital appreciation, when consistent with its primary objective. The fund invests substantially all of its assets in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality.

28) ML Pacific Fund Class A - The fund seeks long-term capital appreciation by investing primarily in the equities of companies in the Far Eastern and Western Pacific countries, including Japan, Australia, Hong Kong and Singapore. The Pacific Basin is one of the most rapidly growing regions in the world, and its stock markets have often reflected that growth. The fund is designed for investors who want to achieve diversification by investing in economies of Far Eastern and Western Pacific countries. To hedge the fund's portfolio against market and currency risk, fund management may employ strategies that include the use of currency options and futures, options on such futures and forward foreign-currency transactions. Such strategies involve special risks and there can be no assurance that they will be successful.

29) Davis New York Venture Fund Class A - Seeks growth of capital. To work toward this goal, the fund normally invests in common stocks and convertible securities that management believes to have above-average appreciation potential. The fund may also invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in restricted securities.


5.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 11, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506


                             SID TOOL SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.


6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by ML. ML is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $8,695 for the year ended December 31, 2001. In addition, accounting fees, which are not material, are paid by the Company.


7.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.


8.   SUBSEQUENT EVENTS

Effective April 1, 2002, the Company changed the Plan's trustee/custodian, investment manager and recordkeeper to T.Rowe Price Trust Company, T.Rowe Price Investment Services, Inc. and T.Rowe Price Retirement Plan Services, Inc., respectively (collectively "T.Rowe Price"). All of the Plan's investments held by ML were transferred to T.Rowe Price.

In addition, effective April 1, 2002, upon approval of the board of directors of the Company, the Plan's name was changed to MSC Industrial Direct 401(k) Plan.

                                                               PLAN NUMBER:  003
                                                           PLAN EIN:  13-5526506



                             SID TOOL SAVINGS PLAN

    FORM 5500 - SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                            AS OF DECEMBER 31, 2001


Identity of Issuer                      Description                                 Cost        Current Value
------------------      ----------------------------------------------------     ----------     -------------
Merrill Lynch *         MSC Industrial Direct Inc. Class A Common Stock          $1,232,648      $ 1,335,615
Merrill Lynch *         ML Equity Index Trust Class A                             5,232,395        5,312,717
Merrill Lynch *         ML Retirement Preservation Trust                          6,625,904        6,625,904
Merrill Lynch *         MFS Emerging Growth Fund Class A                          1,054,385          724,431
Merrill Lynch *         Davis Ser. Inc Real Estate Fund A                           465,949          474,089
Merrill Lynch *         ML Fundamental Growth Fund Class A                        5,886,894        3,807,471
Merrill Lynch *         ML Latin America Fund Class A                                13,168           12,228
Merrill Lynch *         Federated Bond Fund Class A                               3,499,724        3,273,726
Merrill Lynch *         ML S&P 500 Index Fund Class A                               552,696          476,771
Merrill Lynch *         PIMCO Total Return Fund Class A                             167,101          164,392
Merrill Lynch *         PIMCO Long Term U.S. Government                             457,989          445,775
Merrill Lynch *         Lord Abbett Affiliated Fund                                  42,688           42,558
Merrill Lynch *         AIM International Equity Fund Class A                     1,040,568          794,778
Merrill Lynch *         Alliance Corporate Bond Fund Class A                        134,363          131,651
Merrill Lynch *         Van Kampen Emerging Growth Fund Class A                   2,267,461        1,389,640
Merrill Lynch *         Seligman Communication and Information Fund Class A       2,258,873        1,645,848
Merrill Lynch *         Oppenheimer Global Fund                                   3,625,415        3,446,414
Merrill Lynch *         Alliance Quasar Fund Class A                              1,061,624          942,918
Merrill Lynch *         ML Eurofund Class A                                         225,082          196,879
Merrill Lynch *         ML Global Allocation Fund Class A                           408,848          389,744
Merrill Lynch *         ML Developing Capital Markets Fund Class A                   14,150           12,362
Merrill Lynch *         AIM Equity Constellation Fund                               811,237          577,848
Merrill Lynch *         MFS Mass. Investors Trust Class A                         2,765,640        2,370,797
Merrill Lynch *         MFS Research Fund                                           353,678          277,585
Merrill Lynch *         ML Balanced Capital Fund Class A                          3,003,359        2,524,778
Merrill Lynch *         ML Corporate Bond High Income Portfolio Fund Class A        169,575          127,931
Merrill Lynch *         ML Pacific Fund Class A                                     120,819           87,025
Merrill Lynch *         Davis New York Venture Fund Class A                       1,297,569        1,204,248
Merrill Lynch *         Cash Fund/CMA Money Fund                                     40,674           40,674
Participant Loans *     A commercial bank's fixed rate mortgage
                            (6.0% - 10.5% for 2001)                                       -        1,961,287
                                                                                                 -----------
                                                                                                 $40,818,084
                                                                                                 ===========


*    Parties-in-interest



This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




SID TOOL SAVINGS PLAN





Date: June 27, 2002

                                            /s/ Barbara Schwartz
                                            ---------------------------
                                            Barbara Schwartz
                                            Plan Administrator